Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
 www.drinkerbiddle.com

June 19, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission (the “Commission”)
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ashley Vroman-Lee

Re:	The Finance Company of Pennsylvania (the “Registrant”) (File No. 811-01144)
Preliminary Proxy Statement

Dear Ms. Vroman-Lee:

The following responds to the comments we received from you on June 12, 2017 regarding the Registrant’s preliminary proxy statement (the “Preliminary Proxy”) that was filed on June 6, 2017. The Registrant anticipates that it will file a definitive proxy statement on Wednesday, June 21, 2017, and will mail the proxy statement to shareholders on or about June 26, 2017. The following is a description of the comments received accompanied by the Registrant’s responses:

Comment 1: Please confirm that the Registrant will mark its series and class identifiers as “inactive” on the Securities and Exchange Commission’s website once the liquidation of the Registrant is complete.

Response: The Registrant will make the requested change upon the completion of the liquidation.

Comment 2: Please confirm that shares of the Registrant are no longer being sold.

Response: The Registrant confirms that it does not currently offer its shares for sale.

Comment 3: Please confirm that the Registrant has made a reasonable effort to locate all shareholders.

Response: The Registrant confirms that it has made a reasonable effort to locate all shareholders.

We believe this letter responds to your comments. Please feel free to call me at (215) 988-3328 if you have any questions regarding the foregoing.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Robert A. McLaughlin
Joshua B. Deringer, Esq.